July 25, 2024

Christopher R. Bellacicco

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)

on behalf of the following series:

T. Rowe Price Technology ETF (“Fund”)

File Nos.: 333-235450/811-23494

Dear Mr. Bellacicco:

The following is in response to your comment provided on July 25, 2024, regarding the Registrant’s registration statement filed on Form N-1A on May 17, 2024 (the “Registration Statement”). Your comment and our response is set forth below. This response letter is in addition to the responses to comments filed July 16, 2024.

Prospectus

1. Comment: This comment is regarding the revised principal investment strategy section sentence, “The fund normally invests at least 80% of its net assets (plus borrowings for investments purposes) in securities of companies that it expects to generate a majority of their revenue from technology or enablement through technology... Any derivatives that provide exposure to the investment focus suggested by the fund’s name are counted, as applicable, toward compliance with the fund’s 80% investment policy.” Please add disclosure on the specific types of derivatives to be used.

Response: The fund respectfully declines to add specific derivative types to the referenced disclosure relating to the inclusion of any derivatives that the fund uses toward the fund’s 80% investment policy. We believe the referenced disclosure is consistent with Rule 35d-1 under the Investment Company Act of 1940 and Form N-1A. Additionally, the fund does not expect to use derivatives as a principal investment strategy. If the fund determines to use derivatives as a principal investment strategy, derivatives disclosure, including the specific types of derivatives, will be added to the principal investment strategies.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Sonia Kurian

Sonia Kurian

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.